Exhibit 12.1

Altra Holdings, Inc.

Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

The ratio of combined fixed charges and preference dividends to earnings is determined using the following applicable factors:

Earnings is the amount of income before income taxes, discontinued operations, cumulative effect of change in accounting principle charges, and fixed charges, as defined below.

Fixed charges is the sum of (i) interest expense and (ii) a portion of rental expense which we believe is representative of the interest component of rental expense.

Preference dividend is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

	Nine Months Ended September 29,		Fiscal Year Ended December 31,
($ in Thousands) (Unaudited)	2012		2011		2010		2009	2008		2007
Earnings:
Net Income (loss)	$29,672		37,675		24,525		$(2,314)	$6,494		$11,460
Adjustments to Net Income (loss):
(Gain) loss from discontinued operations	—		—		—		—	(224)		2,001
Interest expense	18,915		24,035		19,638		32,976	28,339		38,554
Interest component of operating rental expense	468		552		392		384	437		356
Income taxes	10,836		10,756		10,004		(2,364)	16,731		8,208

EARNINGS	$59,891		$73,018		$54,559		$28,682	$51,777		$60,579

Fixed Charges:
Interest expense, net	$18,915		$24,035		$19,638		$32,976	$28,339		$38,554
Interest component of operating rental expense	468		552		392		384	437		356

TOTAL FIXED CHARGES	$19,383		$24,587		$20,030		$33,360	$28,776		$38,910
TOTAL PREFERENCE DIVIDENDS*	—		—		—		—	—		—

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS	3.09	x	2.97	x	2.72	x	*	1.80	x	1.56	x

* Insufficient earnings to cover fixed charges	$—		$—		$—		$(4,678)	$—		$—

**	For the periods indicated above, we had no outstanding shares of preferred stock with required preference dividend payments.